U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940






1.   Name and Address of Reporting Person*

        MILLER                      GARRETT               ANDERSEN
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   (Last)                            (First)              (Middle)

        118  SHIPPEN ROAD
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                                    (Street)

        ERDENHEIM                       PA                  19083
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   (City)                            (State)                (Zip)


        VALESC INC. (NOT TRADING)
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2.   Issuer Name and Ticker or Trading Symbol



________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                        MAY 2002
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [x]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

          VICE PRESIDENT
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Month       (D) or    Indirect
1.                                    Transaction   Transaction                  (A)                            Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock                          05/08/02       J(1)         1,014,693(1)    A      (1)
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Common Stock                          05/19/02       K(2)            11,047(2)    D      (2)
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Common Stock                          05/19/02       K(2)            43,981(2)    A      (2)                     I(2)
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Common Stock                          05/20/02       K(3)         2,110,639(3)    A      (3)       2,110,639     D(3)
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

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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

(1) On May 8, 2002, certain shareholders of Atlas Holdings Inc., which owned 8,458,008 shares of Valesc Inc. at the time, purchased and sold Atlas shares from one another for $.01 per share to more accurately reflect their contributions to Valesc. As a result of the foregoing, Mr. Miller's ownership of Atlas increased from 12.5% to 24.43%. As a result of this increase, Mr. Miller's beneficial ownership of Valesc shares through Atlas increased by 1,009,040 shares, and his beneficial ownership of Valesc shares through SMT Enterprises Corporation, which owned 266,000 Valesc shares and was owned 17% by Atlas, increased by 5,653 shares.

(2) On May 19, 2002, Atlas Holdings Inc. exchanged its 17% ownership interest in SMT Enterprises Corporation with one of its shareholders for 183 shares of Atlas stock. As a result of this exchange, Mr. Miller's beneficial ownership of 11,047 Valesc shares through SMT was eliminated and his beneficial ownership of Valesc shares increased by 43,981 shares.

(3) On May 20, 2002, Atlas Holdings Inc., the holder of 82.8% of Valesc's stock on such date, was merged into Valesc. Pursuant to the merger (a) each issued and outstanding share of Atlas stock was exchanged for 986.12568 shares of Valesc common stock, for a total of 8,458,008 shares of Valesc common stock to the Atlas shareholders, and (b) 8,458,008 shares of Valesc common stock owned by Atlas prior to the merger were cancelled. Mr. Miller owned 2,110,639 Valesc shares indirectly before the merger through his 24.95% ownership of Atlas. Following the merger, he now owns 2,110,639 Valesc shares directly.


/s/ GARRETT MILLER                                              06/10/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Name:   Garrett Miller
Title:  Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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